FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For June 18, 2025

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Deswell Announces Second Half and Full Year Fiscal 2025 Results

- Company Announces Second Half Cash Dividend of 0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 18, 2025) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2025.

Net sales for the six months ended March 31, 2025 were $32.4 million, an increase of 2.5% compared to net sales of $31.6 million for the six months ended March 31, 2024. Net sales decreased by 11.1% to $5.4 million in the plastic segment and increased by 5.8% to $27.0 million in the Company’s electronic segment.

Total gross margin slightly increased to 20.9% during the six months ended March 31, 2025, as compared to 20.7% in the same period last year. For the plastic segment, gross profit margin decreased to 22.6% of net sales for the second half of fiscal 2025, as compared to 27.0% of net sales for the corresponding period of the last fiscal year. The decrease in gross profit margin in the plastic segment is mainly attributable to the decrease in sales revenues. Gross profit margin in the electronics segment increased to 20.6% in the second half of fiscal 2025, as compared to 19.2% in the second half of fiscal 2024. The increase in gross profit margin in the electronics segment is the result of the increase in sales revenues as well as continuous cost control measures taken.

Operating income for the second half of fiscal 2025 slightly increased from $1.48 million in the second half of fiscal 2024 to $1.49 million in the second half of fiscal 2025.

The Company reported net income of $5.0 million for the six months ended March 31, 2025, as compared to net income of $4.2 million for the six months ended March 31, 2024. Non-operating income for the six months ended March 31, 2025 was $3.3 million, as compared to non-operating income of $2.6 million in the six months ended March 31, 2024.  Non-operating income during the six months ended March 31, 2025 was primarily comprised of a realized gain of $1,470,000 on the sale of marketable securities, an increase of $202,000 in fair value of the marketable securities, $144,000 from rental income, $828,000 on dividend income from securities investments, and $695,000 from interest income, as compared to non-operating income primarily comprised of an increase of $884,000 in fair value of the marketable securities, $235,000 from rental income, $695,000 on dividend income from securities investments, $420,000 from interest income and $376,000 from other income in the second half of fiscal 2024. Deswell reported basic and diluted income per share of $0.31 for the second half of fiscal 2025 (based on 15,935,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.26 (based on 15,935,000 and 15,992,000 weighted average shares outstanding, respectively), for the six months ended March 31, 2024.

Net sales for the year ended March 31, 2025 were $67.6 million, a decrease of 2.5% compared to net sales of $69.4 million for fiscal 2024. Operating income for the year ended March 31, 2025 decreased to $3.3 million from $3.8 million in fiscal 2024. The Company reported net income of $11.1 million in fiscal 2025, as compared to net income of $7.7 million for the year ended March 31, 2024. The increase in net income was mainly attributable to increases in gross profit and non-operating income in fiscal 2025, as compared to the prior fiscal year. Deswell reported basic and diluted net income per share of $0.70 for fiscal 2025 (based on 15,935,000 and 15,953,000 weighted average shares outstanding, respectively), as compared to basic and diluted net income per share of $0.48 (based on 15,935,000 and 15,999,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's financial position remained strong, with $28.1 million in cash and cash equivalents and working capital totaling $78.8 million as of March 31, 2025. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2025.

Mr. Edward So, Chief Executive Officer, commented, “During full year fiscal 2025 we made progress capturing new customers in both the market verticals we have traditionally addressed as well as new verticals. That said, with a broad range of international customers we continued to see some sales pressure in the back half of fiscal 2025 given the global inflationary environment and its impact on discretionary purchases, and we also continue to monitor the evolving international tariff environment closely. Nonetheless, we were pleased to achieve improved margin performance as well as enhanced profitability in both the last six months of fiscal 2025 and for full year 2025. Our margin performance was favorably impacted by a decrease in labor and materials costs associated with the depreciation of the renminbi, changes to our product mix, and the effect of the cost control measures we have undertaken.

“Our balance sheet is strong, reflecting a solid cash position and no debt providing us with the resources to focus on increasing our customer base and recognition in the industry as a dependable and effective partner for outsourced manufacturing operations”

Second Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the second half of the fiscal year ended March 31, 2025. The dividend will be payable on July 17, 2025 to shareholders of record as of July 3, 2025.

Dividends to be declared in the future will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	March 31,	March 31,
	2025	2024
ASSETS	(Audited)	(Unaudited)

Current assets:
Cash and cash equivalents	$28,133	$15,750
Timed deposits with original maturing over three months	19,431	13,979
Time deposits with original maturing over twelve months - current	2,761	-
Marketable securities (note 2)	25,175	23,026
Held-to-Maturity investment	-	5,157
Accounts receivable, net	10,328	11,986
Inventories, net (note 3)	9,127	12,129
Prepaid expenses and other current assets	1,612	1,228
Total current assets	96,567	83,255
Property, plant and equipment, net	23,385	24,603
Deferred tax assets	335	419
Time deposits with original maturing over twelve months	-	2,799
Total assets	$120,287	$111,076

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$5,405	$5,210
Accrued payroll and employee benefits	7,779	7,159
Customer deposits	2,472	1,712
Other accrued liabilities (note 7)	1,014	1,236
Income taxes payable	1,126	1,113
Total current liabilities	17,796	16,430
Deferred income tax liabilities (note 8)	371	476
Total liabilities	18,167	16,906

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares, 17,081,810 shares issued as of March 31, 2024 and 2025; 15,935,239 shares outstanding as of March 31, 2024 and 2025;	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2024 and 2025	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	38,450	30,500
Total shareholders' equity	102,120	94,170
Total liabilities and shareholders' equity	$120,287	$111,076

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME

(UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Six Months ended		Year ended
	March 31,		March 31,
	2025	2024	2025	2024

Net sales	$32,434	$31,638	$67,610	$69,368
Cost of sales	25,655	25,097	53,967	55,465
Gross profit	6,779	6,541	13,643	13,903
Selling, general and administrative expenses	5,876	5,241	11,280	10,501
Other income, net	591	183	951	383
Operating income	1,494	1,483	3,314	3,785
Non-operating income, net	3,340	2,610	7,986	4,034
Income before income taxes	4,834	4,093	11,300	7,819
Income taxes expense (benefit)	(119)	(59)	162	110
Net income attributable to Deswell Industries, Inc.	$4,953	$4,152	$11,138	$7,709

Other comprehensive income	$-	$-	$-	$-
Total comprehensive income attributable to Deswell Industries, Inc.	$4,953	$4,152	$11,138	$7,709

Net income per share attributable to Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.31	$0.26	$0.70	$0.48
Weighted average common shares outstanding (shares in thousands)	15,935	15,935	15,935	15,935

Diluted:
Net income per share	$0.31	$0.26	$0.70	$0.48
Weighted average common shares outstanding (shares in thousands)	15,935	15,992	15,953	15,999

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2025	2024
Cash flows from operating activities:
Net income	$11,138	$7,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,519	1,523
(Reversal of) provision for credit losses, net	(67)	76
Allowance for obsolete inventories, net	179	(24)
(Gain) loss on disposal of property, plant and equipment	(38)	74
Unrealized holding gain on marketable securities	(3,163)	(952)
Gain on sale of marketable securities	(1,470)	-
Scrip dividend received	(73)	-
Deferred income tax benefit	(21)	(165)
Changes in operating assets and liabilities:
Accounts receivable	1,725	3,642
Inventories	2,823	5,220
Prepaid expenses and other current assets	(384)	(79)
Accounts payable	195	(1,739)
Accrued payroll and employee benefits	620	(784)
Customer deposits	760	(504)
Other accrued liabilities	(222)	(753)
Income taxes payable	13	(36)
Net cash provided by operating activities	13,534	13,208

Cash flows from investing activities
Purchase of property, plant and equipment	(331)	(381)
Proceeds from sale of property, plant and equipment, net of transaction costs	69	232
Purchase of marketable securities	(3,090)	(1,352)
Proceeds from sales of marketable securities	5,647	-
Increase of fixed deposits with original maturing over three months	(5,452)	(10,926)
(Increase) decrease of fixed deposits with original maturing over twelve months	(2,761)	1,154
Decrease in time deposits maturing over twelve months	2,799	-
Decrease (increase) in held-to-maturity investment	5,157	(5,157)
Net cash provided by (used in) investing activities	2,038	(16,430)

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)
Net cash used in financing activities	(3,188)	(3,188)

Net increase (decrease) in cash and cash equivalents	12,383	(6,410)
Cash and cash equivalents, beginning of year	15,750	22,160
Cash and cash equivalents, end of year	28,133	15,750

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	-	-
Income taxes	156	227

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the “Company”) at March 31, 2025 and March 31, 2024; the results of operations for the six months and year ended March 31, 2025 and March 31, 2024; and the cash flows for the year ended March 31, 2025 and 2024.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2024 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2025
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$24,758	$417	$25,175

	March 31, 2024
	Cost	Gross Unrealized (Loss)	Fair value
Marketable securities
Equity securities	$25,772	$(2,746)	$23,026

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and New York Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized income from these marketable securities for the six months ended March 31, 2025 is included in the non-operating income of the consolidated statement of operations and comprehensive income.

During the second half of fiscal 2025, realized gain from the sale of marketable securities was $1,470.

3.	Inventories

	March 31,	March 31,
	2025	2024
Inventories by major categories:
Raw materials	$5,682	$8,747
Work in progress	2,602	2,285
Finished goods	843	1,097
	$9,127	$12,129

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2025 and 2024 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2024

Net Sales - The Company's net sales for the six months ended March 31, 2025 were $32,434,000, a increase of $796,000 or 2.5% as compared to $31,638,000 in the corresponding period in fiscal 2024. The increase was related to decrease of $675,000 in our plastic segment and an increase of $1,471,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was mainly related to decreases in orders of $172,000 from existing customers for printers, $373,000 for robotic mops and vacuum cleaners, and $203,000 for tooling, offsetting increases in orders of $85,000 for plastic and gardening tool boxes from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase in orders of $4,264,000 from existing customers for home entertainment products, offsetting decreases in orders of $2,624,000 for vending machines and $209,000 for audio equipment from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2025 was $6,779,000, representing a gross profit margin of 20.9%. This is compared to the overall gross profit and gross profit margin of $6,541,000 or 20.7% for the second half of fiscal 2024.

Gross profit in the plastic segment for the six months ended March 31, 2025 was $1,227,000 or 22.6% of net sales in the segment, as compared to $1,650,000 or 27.0% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross margin for the plastic segment was mainly due to the relative increase in the costs of primary materials and labor, resulting from the drop in sales revenues, when compared with the same period of last year, as well as the change of product mix.

During the six months ended March 31, 2025, gross profit in the electronic segment was $5,552,000 or 20.6% of net sales in the segment, as compared to $4,891,000 or 19.2% of net sales in the segment for the same period in the last fiscal year. The increase in gross margin was mainly attributable to the relatively lower raw materials and labor costs as a result of the increase in sales revenues, and the cost control measures taken, as compared with the same period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the six months ended March 31, 2025 were $5,876,000 or 18.1% of total net sales, as compared to $5,241,000 or 16.6% of total net sales for the six months ended March 31, 2024.

Corporate expenses decreased by $51,000 to $657,000 for the six months ended March 31, 2025 as compared to $708,000 for the same period ended March 31, 2024. The decrease was primarily related to decreases in audit, legal and professional fees.

SG&A expenses in the plastic segment increased by $459,000 to $2,171,000 or 40.0% of net sales in the segment for the second half of fiscal 2025, compared to $1,712,000 or 28.1% of net sales in the segment for the corresponding period in fiscal 2024. In terms of total SG&A expense, the increase was due to increases of $226,000 in administrative staff costs and welfare, $200,000 in audit fees, $49,000 in local government taxes and charges, $10,000 in costs of utilities, and $14,000 in office repair and maintenance, as compared to the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased $227,000 to $3,048,000 or 11.3% of net sales in the segment for the six months ended March 31, 2025, compared to $2,821,000 or 11.0%of net sales in the segment for the corresponding period in fiscal 2024. The increase in SG&A expenses was primarily related to increases of $124,000 in selling expense as well as $96,000 in staff costs and welfare, when compared to the corresponding period in the prior fiscal year.

Other Income - Other income was $591,000 for the six months ended March 31, 2025, as compared to other income of $183,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended March 31, 2025 was $102,000, as compared to other expense of $65,000 for the same period in the prior fiscal year. The increase in other income was mainly due to gain of $53,000 from sales of materials and of $29,000 from disposal of fixed assets, and $40,000 for reversal of doubtful debts, offsetting an exchange loss of $19,000 during the second half of fiscal 2025, as compared to an exchange gain of $10,000 and a reversal of provisions of $10,000 for doubtful debts and a loss of $85,000 from disposal of fixed assets during the same period of fiscal 2024.

Other income attributable to the electronic segment for the six months ended March 31, 2025 was $489,000, as compared with other income of $248,000 for the corresponding period in the prior fiscal year. The increase in other income was mainly due to increases of $92,000 in exchange gain and of $158,000 from reversal of doubtful debts during the six months ended March 31, 2025, when compared with the same period of last fiscal year.

Operating Income - Operating income was $1,494,000 for the six months ended March 31, 2025, as compared to operating income of $1,483,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $657,000 and $708,000 were incurred during the second half of fiscal 2025 and 2024, respectively.

On a segment basis, the operating loss of the plastic segment was $842,000 in the six months ended March 31, 2025, as compared to operating loss of $127,000 in the corresponding period in fiscal 2024. The increase in operating loss in the plastic segment was mainly due to the decrease in gross margin and increase in SG&A expenses as described above.

The electronic segment reported operating income of $2,993,000 in the six months ended March 31, 2025, compared to operating income of $2,318,000 in the corresponding period in fiscal 2024. The increase in operating income was mainly due to the increases in gross margin and other income as described above.

Non-Operating Income – Non-operating income for the six months ended March 31, 2025 was $3,340,000, as compared to non-operating income of $2,610,000 in the corresponding period in fiscal 2024. This was primarily due to increases of $1,470,000 in realized gain from sale of marketable securities, $134,000 in dividend income from investments in securities, $273,000 in interest income, offsetting decreases of $681,000 in fair value of the marketable securities held for sale, and $376,000 from other income, during the six months ended March 31, 2025, as compared to the same period of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2025 represented a current tax benefit of $121,000 and a deferred tax provision of $2,000, as compared to a current tax expense of $86,000 and a deferred tax benefit of $145,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was a current tax benefit of $71,000 and a deferred tax benefit of $77,000 in the plastic segment for the six months ended March 31, 2025, as compared to a current tax expense of $128,000 and a deferred tax provision of $22,000 during the year-ago six months. In the electronic segment, there was a current tax benefit of $50,000 and a deferred tax provision of $79,000 for the six months ended March 31, 2025, as compared to a current tax benefit of $42,000 and a deferred tax benefit of $167,000 for the corresponding six months of fiscal 2024.

Net Income – The Company had net income of $4,953,000 for the six months ended March 31, 2025, as compared to net income of $4,152,000 for the six months ended March 31, 2024.  The increase in net income for the second half of fiscal 2025 was mainly attributable to increase in non-operating income as described above.

Net income for the plastic segment for the six months ended March 31, 2025 totaled $1,682,000, as compared to net income of $1,841,000 for the corresponding six months in fiscal 2024. The decreased net income in the second half of fiscal 2025 for the plastic segment was mainly the result of decreases in gross margin and increase in SG&A expenses as a percentage of sales, as described above.

Net income for the electronic segment for the six months ended March 31, 2025 was $3,928,000, compared to net income of $3,019,000 for the corresponding six months of fiscal 2024. The increase in net income in the second half of fiscal 2025 for the electronic segment was mainly attributable to increases in sales revenues, as well as in other and non-operating income as described above.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Net Sales - The Company's net sales for the year ended March 31, 2025 were $67,610,000, a decrease of $1,758,000 or 2.5% as compared to $69,368,000 in the corresponding period in fiscal 2024. The decrease was related to decreases in sales revenues of $1,185,000 in our plastic segment, and of $573,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $485,000 from existing customers for printer, telephone and office equipment, as well as $902,000 for robotic mops and vacuum cleaners, offsetting an increase in orders of $260,000 for plastic and gardening tool boxes from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $6,020,000 from existing customers for vending machines, offsetting increases in orders of $4,294,000 for home entertainment products, as well as $1,156,000 for digital audio equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2025 was $13,643,000 representing a gross profit margin of 20.2%. This is compared with the overall gross profit and gross profit margin of 13,903,000 or 20.0% for the year ended March 31, 2024.

Gross profit in the plastic segment decreased by $529,000 to $2,353,000 or 21.0% of net sales in the segment for the year ended March 31, 2025, as compared to $2,882,000 or 23.3% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the relative increase in the cost of raw materials and labor resulting from decrease in sales revenues, when compared with prior fiscal year, as well as the change of product mix.

Gross profit in the electronic segment increased by $269,000 to $11,290,000 or 20.0% of net sales in the segment for the year ended March 31, 2025, as compared to $11,021,000 or 19.3% of net sales in the segment in the prior fiscal year. The increase in gross margin is attributable to relatively increase in sales revenues, as well as a result of continuous cost control measures taken, when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2025 increased by $779,000 to $11,280,000 or 16.7% of total net sales, as compared to $10,501,000 or 15.1% of total net sales for the year ended March 31, 2024.

Corporate expenses slightly increased by $86,000 to $1,348,000 for the year ended March 31, 2025, as compared to $1,262,000 for the year ended March 31, 2024, related to a increase in director remunerations.

SG&A expenses in the plastic segment increased by $252,000 to $3,815,000 or 34.0% of net sales in the segment for the year ended March 31, 2025, compared to $3,563,000 or 28.8% of net sales in the segment for fiscal 2024. The increase in total SG&A expenses was primarily related to increases of $93,000 in staff costs and welfare, $200,000 in audit fees, $54,000 in local government taxes and charges, offsetting decreases of $69,000 in selling expense and $30,000 in sundry expense, as compared with the same period in the prior fiscal year. The SG&A expense as a percentage of total sales revenues was relatively higher due to lower sales revenues during fiscal 2025 as compared with fiscal 2024.

SG&A expenses in the electronic segment increased by $441,000 to $6,117,000 or 10.8% of net sales in the segment for the year ended March 31, 2025, compared to $5,676,000 or 10.0% of net sales in the segment for fiscal 2024. The increase in total SG&A expense was mainly due to increases of $132,000 in staff costs and welfare, $42,000 in office repair and maintenance, $21,000 in local government taxes as well as $106,000 in selling expense, when compared to the prior fiscal year.

Other Income, Net - Other income was $951,000 for the year ended March 31, 2025, as compared to other income of $383,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2025 was $152,000, as compared to other expense of $190,000 for the prior fiscal year. Other income was higher in fiscal 2025 mainly due to increases of $190,000 in exchange gain, $114,000 from gain on disposal of fixed assets as well as $44,000 from other income for the fiscal period ended March 31, 2025, when compared with fiscal 2024.

Other income attributable to the electronic segment for the year ended March 31, 2025 was $799,000, as compared with other income of $573,000 for the prior fiscal year. The increase in other income was mainly due to increases of $231,000 from product testing services income, of $158,000 for reversal of doubtful debts, offsetting decreases of $67,000 in exchange gain and $130,00 from other income during the year ended March 31, 2025, when compared to the same period in the prior fiscal year.

Operating Income - Operating income was $3,314,000 for the year ended March 31, 2025, as compared to operating income of $3,785,000 in the prior fiscal year.

Corporate expenses of $1,348,000 and $1,262,000 were incurred during the fiscal year of 2025 and 2024, respectively.

On a segment basis, the operating loss in the plastic segment was $1,310,000 in the year ended March 31, 2025, as compared to operating loss of $871,000 in fiscal 2024. The increase in operating loss in the plastic segment was mainly due to lower gross margin and higher SG&A expenses, as described above.

The electronic segment reported operating income of $5,972,000 in the year ended March 31, 2025, compared to operating income of $5,918,000 in fiscal 2024.  The slight increase in operating income was mainly due to the increases in gross margin and other income, as described above.

Non-Operating Income (Expense) – Non-operating income for the year ended March 31, 2025 was $7,986,000, as compared to a non-operating income of $4,034,000 in last fiscal year.  The increase in non-operating income was primarily due to increases of $2,211,000 in fair value of marketable securities held for sale, $396,000 in dividend income, $382,000 in interest income and $1,470,000 in realized gain on the sale of marketable securities, offsetting a decrease of $397,000 from other income during the fiscal year ended March 31, 2025, as compared to fiscal 2024.

Income Taxes – Current tax expense and deferred tax benefit for the year ended March 31, 2025 were $182,000 of $20,000, respectively. This is compared to a current tax expense of $270,000 and a deferred tax benefit of $160,000 in the last fiscal year.

On a segment basis, there was a current income tax benefit of $54,000 and a deferred tax benefit of $99,000 in the plastic segment for the year ended March 31, 2025, as compared to a current tax provision of $68,000 and a deferred tax expense of $7,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $236,000 and a deferred tax provision of $79,000 for the year ended March 31, 2025, as compared to a current tax expense of $202,000 and a deferred tax benefit of $167,000 in fiscal 2024.

Net Income – The Company had net income of $11,138,000 for the year ended March 31, 2025, as compared to net income of $7,709,000 for the year ended March 31, 2024. The increase in net income was mainly due to the increase in non-operating income, as described above.

Net income for the plastic segment for the year ended March 31, 2025 was $5,177,000, as compared to a net income of $2,233,000 for fiscal 2024.  The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2025 was $7,309,000, as compared to net income of $6,738,000 for fiscal 2024.  The increase in net income in the electronic segment was mainly attributable to increase in non-operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2025, the Company had working capital of $78,771,000, as compared to $66,825,000 at March 31, 2024.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short or long-term borrowings as of March 31, 2025.

As of March 31, 2025, the Company had cash and cash equivalents of $28,133,000, as compared to $15,750,000 at March 31, 2024.  During the year ended March 31, 2025, net cash provided by operating activities was $13,534,000. Net cash provided by investing activities was $2,038,000, which is mainly accounted for by cash provided by proceeds of $5,647,000 from sale of marketable securities, the release of $2,799,000 from fixed deposits maturing over twelve months, and decrease of $5,157,000 in held-to-maturity investments, offsetting cash used in the purchase of $3,090,000 for marketable securities and $331,000 for fixed assets, and increases of fixed deposits for $5,452,000 maturing over three months and for $2,761,000 maturing over twelve months during the year ended March 31, 2025. Net cash used in financing activities was comprised mainly of $3,188,000 in dividend payments in the year ended March 31, 2025.

As of March 31, 2025, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Date: June 18, 2025